Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . 0.5
(Print or type responses)
1. Name and Address of Reporting Person*
Root, James T.H.
(Last)       (First)       (Middle)

c/o NetCel360 Hong Kong Limited, Unit 501, AXA Centre, 151 Gloucester Road
(Street)

Wanchai, Hong Kong
(City)       (State)       (Zip)
2. Date of Event Requiring Statement (Month/Day/Year) 07/06/2001	4. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	25,766(1)	I	By indirect ownership of NetCel360 Holdings Limited (1)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
None
Explanation of Responses:

(1) Pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "Acquisition Agreement"), Vsource, Inc. (the "Issuer") consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360"), pursuant to which the Issuer was to issue and deliver 3,709,699 shares of Common Stock to NetCel360 as consideration for such assets. In accordance with the terms of the Acquisition Agreement, 2,774,213 of those shares of Common Stock were issued and delivered to NetCel360 on June 22, 2001, and subject to any claims of indemnification the Issuer may make under the Acquisition Agreement, the remaining 935,486 shares of Common Stock will be issued and delivered to NetCel360 on or before December 22, 2001. Through Mr. Root's indirect interest in Total E-commerce Limited, which is a shareholder of NetCel360, Mr. Root claims indirect beneficial ownership of 25,766 shares of Common Stock. The shares of Common Stock to which Mr. Root is claiming indirect beneficial ownership through NetCel360 is based on the 2,774,213 shares of Common Stock issued to NetCel360 on June 22, 2001, as the actual number of shares of Common Stock that will be issued on December 22, 2001 is at this time unknown and is not within the control of Mr. Root to determine.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ James T.H. Root **Signature of Reporting Person	07/16/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.